Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-57972
PROSPECTUS
CRAY INC.
1,284,852 shares of common stock
     These shares of common stock are issuable upon exercise of common stock purchase warrants owned by the selling shareholders and may be offered and sold from time to time by them.
     The selling shareholders may sell the shares at fixed prices, market prices, prices computed with formulas based on market prices, or at negotiated prices, and may engage a broker or dealer to sell the shares. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares. For additional information on the selling shareholders’ possible methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.”
     Our common stock is traded on the Nasdaq Global Market under the symbol “CRAY.” On July 21, 2006, the closing price for our common stock was $11.80 per share.
     All numbers of shares of our common stock in this prospectus, as well as per share calculations and trading prices and similar information involving our common stock, reflect the one-for-four reverse stock split effected on June 8, 2006. Such information in documents dated prior to June 8, 2006, that are incorporated by reference into this prospectus do not reflect the one-for-four reverse stock split.
     References to “we, ”our,” “us,” “Cray,” and the “Company,” refer to Cray Inc. and its subsidiaries.
     Investing in the common stock underlying the warrants involves significant risks. Before purchasing any of the common stock, you should carefully consider the “Risk Factors” contained in our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference into this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
THE SHARES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR
COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.
The date of this prospectus is July 21, 2006.

This prospectus does not constitute an offer of, or an invitation to purchase, any of the shares of common stock underlying the warrants in any jurisdiction in which, or to any person to whom, such offer or invitation would be unlawful. In making your investment decision, you should only rely on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated information, as applicable. Neither the delivery of this prospectus nor any sales of the common stock shall, under any circumstances, create any implication that there has been no change in the affairs of Cray Inc. after the date of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We file annual, quarterly and current reports and other information with the SEC. You may read and copy the registration statement of which this prospectus constitutes a part and any other materials that we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to you free of charge on that SEC web site at http://www.sec.gov.
     The SEC allows us to “incorporate by reference” into this prospectus the publicly filed reports described below, which means that information included in those reports is considered part of this prospectus. We specifically incorporate by reference in this prospectus the following documents we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, which we refer to hereafter as the Exchange Act (other than any portions of the respective filings that were furnished pursuant to Item 2.02 or 7.01 of Current Reports on Form 8-K or other applicable SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on April 21, 2006;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on May 9, 2006;

•	our Current Report on Form 8-K, filed on January 4, 2006;

•	our Current Report on Form 8-K, filed on January 11, 2006;

•	our amended Current Report on Form 8-K/A, filed on February 13, 2006;

•	our Current Report on Form 8-K, filed on February 21, 2006;

•	our Current Report on Form 8-K, filed on March 17, 2006;

•	our Current Report on Form 8-K, filed on April 10, 2006;

•	our Current Report on Form 8-K, filed on April 18, 2006;

•	our Current Report on Form 8-K, filed on April 24, 2006;

•	our Current Report on Form 8-K, filed on May 2, 2006;

•	our Current Report on Form 8-K, filed on May 4, 2006;

•	our Current Report on Form 8-K, filed on June 8, 2006; and

•	our Definitive Proxy Statement for the 2006 annual meeting of our shareholders, filed on April 28, 2006.
          These filings are available at the SEC’s website, www.sec.gov, as well as our website, www.cray.com. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide you with these reports or documents upon written or oral request and at no cost to you. You may request a copy of these filings, by writing or telephoning us at the following address:

Cray Inc.
411 First Avenue South
Suite 600
Seattle, Washington 98104
Telephone: (206) 701-2000
Attention: Kenneth W. Johnson, Corporate Secretary
          The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For a more detailed evaluation, you should refer to the copy of the contract or other document filed as an exhibit to the Registration Statement.
          The selling shareholders are not making an offer of these securities in any jurisdiction where the offering is not permitted.
          You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other the date on the front of this prospectus or the dates of the incorporated documents.

Cray is a federally registered trademark of Cray Inc. and Cray X1, Cray X1E, Cray XT3, Cray XD1, Cray T90, Cray T3E, Cray SV1, Cray SV1ex, Cray SX-6 and Cray MTA-2 are trademarks of Cray Inc. Other trademarks used in this prospectus are the property of their respective owners.

OUR BUSINESS
          We design, develop, market and service high performance computer systems, commonly known as supercomputers. These systems provide capability and capacity far beyond typical server-based computer systems and address challenging scientific and engineering computing problems for government, industry and academia.
          We are dedicated solely to the high performance computing market. We have concentrated our product roadmap on building balanced systems combining highly capable processors (whether developed by ourselves or by others) along with highly scalable software with very high speed interconnect and communications capabilities throughout the entire computing system, not solely processor-to-processor. We believe we are very well positioned to meet the high performance computer market’s demanding needs by providing superior supercomputer systems with performance and cost advantages over low-bandwidth and cluster systems when sustained performance on challenging applications and workloads and total cost of ownership are taken into account.
          We were incorporated under the laws of the State of Washington in December 1987. Our corporate headquarter offices are located at 411 First Avenue South, Suite 600, Seattle, Washington, 98104-2860, our telephone number is (206) 701-2000 and our web site address is: www.cray.com. The contents of our web site are not incorporated by reference into this prospectus or our other SEC reports and filings.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains or incorporates by reference ‘‘forward-looking statements’’ that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the following: any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing.
          The risks, uncertainties and assumptions referred to above include the following: fluctuating operating results with possibility of periodic losses and uneven and possibly negative cash flows; the need for increased product revenue and margin, particularly from our Cray XT3 system and upgrade and successor systems; the technical challenges of developing new supercomputer systems on time and budget; the timing of product orders, shipments and customer acceptances; the timing and level of government support for supercomputer system development; whether we will be awarded a phase 3 contract under the DARPA High Productivity Computing Systems program; our dependency on third-party suppliers to build and deliver components timely that meet our specifications; the challenge of maintaining expense growth at modest levels while increasing revenue; our ability to attract, retain and motivate key employees, including executive officers and managers; and other risks that are described under ‘‘Risk Factors’’ in our SEC reports that are incorporated by reference into this prospectus, as described above.
          We assume no obligation to update these forward-looking statements. In various reports that we file with the SEC and that have been or may be incorporated by reference herein, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information from third party sources, discussions with our customers and our own internal estimates. We believe that these third-party sources are reliable, but we have not independently verified them and we cannot assure you that they are accurate.

DESCRIPTION OF COMMON STOCK
          At June 30, 2006, our authorized capital stock consists of 75,000,000 shares of common stock, $.0l par value per share, and 5,000,000 shares of preferred stock, $.0l par value per share. At June 30, 2006, no shares of preferred stock and 23,041,752 shares of our common stock were issued and outstanding. In addition, as of that date, up to 5,698,006 shares of common stock were issuable on conversion of our 3.0% Convertible Senior Subordinated Notes due 2024 and 4,904,846 shares of common stock were issuable, in the aggregate, on exercise of certain options and warrants. Holders of common stock are entitled to one vote per share in all matters to be voted on by the shareholders. Shareholders may not cumulate their votes in the election of directors. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of or making provision for our liabilities and the liquidation preference, if any, of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there is no redemption or sinking fund provision with respect to any such shares. The rights, preferences and privileges of shares of common stock are subject to, and may be materially and adversely affected by, the rights of shares of any series of preferred stock which we may designate and issue in the future.
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
          Our common stock is traded on the Nasdaq Global Market under the symbol CRAY. On June 30, 2006, we had 23,041,752 shares of common stock outstanding that were held by 715 holders of record.
     The quarterly high and low sales prices of our common stock for the periods indicated are as follows:

	2004		2005		2006
	High	Low	High	Low	High	Low
First Quarter	$47.00	$24.24	$19.64	$8.32	$10.16	$5.20
Second Quarter	32.12	24.36	11.00	4.72	10.16	5.88
Third Quarter (through July 21, as to 2006)	26.72	11.40	5.64	3.40	12.00	9.95
Fourth Quarter	19.32	12.08	6.92	3.56
     We have not paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility prohibits us from paying cash dividends without the consent of our lender.

SELLING SHAREHOLDERS
          On June 21, 1999, we issued a warrant to Terren S. Peizer in exchange for $200,000. The warrant, which fully vested on June 21, 2001, is exercisable for 1,284,852 shares of our common stock at an exercise price of $10.12 per share and expires on June 21, 2009. The exercise price will be proportionately adjusted for any split in the outstanding shares of our common stock or a dividend on our common stock that is paid in common stock.
          Mr. Peizer subsequently transferred the warrant to Laphroig LLC and Chinaco LLC, the selling shareholders described below.
          As of July 21, 2006, Mr. Peizer and the selling shareholders held no shares of our common stock. The shares covered by this prospectus include only the shares of common stock issuable to the selling shareholders upon the exercise of the warrant described above. All of the shares covered by this prospectus are being sold for the account of the selling shareholders.

			Ownership After Offering
			if All Shares Offered
	Shares		in Offering Are Sold
	Owned Before	Shares Being
Selling Shareholders(1)	Offering (2)	Offered	Shares (3)	Percent
Laphroig LLC	0	1,220,610	0	n/a
Chinaco LLC	0	64,242	0	n/a

(1)	Terren S. Peizer has voting and dispositive powers over the shares to be sold by each of the selling shareholders.

(2)	Does not include the shares issuable upon exercise of the warrants nor 4,500 shares issuable to Mr. Peizer upon exercise of stock options.

(3)	Does not include 4,500 shares issuable to Mr. Peizer upon exercise of stock options.
          Mr. Peizer served as the chairman of our board of directors from June 25, 1999 to December 21, 2000, and as a director from June 25, 1999, to February 12, 2002.
PLAN OF DISTRIBUTION
          We are registering the shares covered by this prospectus for the selling shareholders. They or their respective pledgees, donees, transferees or other successors in interest may sell the shares in the over-the- counter market or in other transactions, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may also be sold by one or more of the following methods:
•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker or dealer, as principal, in a market maker capacity or by other means and resale by the broker or dealer for its account under the terms of the prospectus; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchases.
          We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares. We and the selling shareholders each have agreed to indemnify the other against specified liabilities, including liabilities arising under the Securities Act of 1933, that relate to statements or omissions in the registration statement of which this prospectus forms a part.
          Regulation M under the Securities Exchange Act of 1934 provides that during the period that any person is engaged in the distribution of our common stock, the person engaged in the distribution generally may not purchase shares of our common stock. The selling shareholders are subject to applicable rules, regulations and provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders and may affect the marketability of our common stock.
          The selling shareholders may negotiate and pay brokers or dealers commissions, discounts or concessions for their services. In making sales, brokers or dealers engaged by the selling shareholders may allow other broker or dealers to participate. However, the selling shareholders and any brokers or dealers involved in the sale or resale of the shares may qualify as underwriters within the meaning of section 2(a)(11) of the Securities Act of 1933. In addition, the brokers’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act of 1933. If either of the selling shareholders qualifies as an underwriter, they will be subject to the prospectus delivery requirements of section 5(b)(2) of the Securities Act of 1933.
          The selling shareholders may also:
•	agree to indemnify any broker or dealer or agent against liabilities related to the selling of the shares, including liabilities arising under the Securities Act of 1933;

•	transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

•	sell their shares under Rule 144 of the Securities Act of 1933 rather than under this prospectus, if the transaction meets the requirements of Rule 144.
               Upon notification by the selling shareholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required by Rule 424(b) under the Securities Act of 1933, disclosing the material terms of the transaction.
LEGAL MATTERS
          The validity of the common stock we are offering was passed upon by Kenneth W. Johnson, our Senior Vice President and General Counsel. As of the date of this prospectus, Mr. Johnson held 48,488 shares of our common stock, and options to purchase 132,547 shares of our common stock.
EXPERTS
          The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Peterson Sullivan PLLC, an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference (which reports express (1) an unqualified opinion on the financial statements, (2) an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
          The financial statements and related financial statement schedule as of December 31, 2004, and for the years ended December 31, 2004, and 2003, incorporated in this prospectus by reference, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and related financial statement schedule and includes an explanatory paragraph related to the restatement described in Note 2), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.